SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 8-A/A
                                (AMENDMENT NO. 2)

                      AMENDMENT TO A REGISTRATION STATEMENT
                                   ON FORM 8-A
                        Pursuant to Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                           BECTON, DICKINSON & COMPANY
                         -------------------------------
            (Exact Name of Registrant as Specified in its Charter)



        NEW JERSEY                                           22-0760120
----------------------------                      ------------------------------
(State or Other Jurisdiction                               (IRS Employer
      of Incorporation)                                  Identification No.)

         ONE BECTON DRIVE, FRANKLIN LAKES, NJ                        07417-1880
------------------------------------------------------              ------------
        (Address of Principal Executive Offices)                     (Zip Code)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A (c) please check the following box:
                                                                 [X] Yes  [ ] No

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is pursuant to General Instruction A
(d) check the following box:
                                                                 [X] Yes  [ ] No

        Securities to be registered pursuant to Section 12(b) of the Act:

                                               Name of Each Exchange on Which
Title of Each Class to be so Registered        Each Class is to be Registered
------------------------------------------ -------------------------------------
    PREFERRED STOCK PURCHASE RIGHTS               NEW YORK STOCK EXCHANGE


      Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Amendment to Description of Registrant's Securities to be Registered:
        --------------------------------------------------------------------

Item 1 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 22, 1996, as amended by the Form 8-A/A filed with the Securities and Exchange Commission on April 18, 2000 (the "Form 8-A"), of Becton, Dickinson and Company is hereby amended and restated to read in its entirety as follows:

     On November 28, 1995, the Board of Directors of our Company declared a dividend of one Right for each share of common stock, par value $1.00 per share, outstanding on April 25, 1996. These Rights were issued under a Rights Agreement, dated November 28, 1995. As of March 28, 2000, the Board of Directors approved an amendment and restatement of the Rights Agreement (the "Rights Agreement"):

     (1) to remove the provision that prohibited the Board from redeeming the Rights without the approval of a majority of the directors who qualify as "disinterested";

     (2) to remove the provisions that exempted certain kinds of tender offers from the effects of the Rights Agreement;

     (3) to remove the provision that allowed the Board to redeem the Rights during the 10-day period from the date any person became an Acquiring Person (as defined below); and

     (4)  to make certain additional technical amendments.

     On April 24, 2000, the Board of Directors of our Company approved a further amendment to the Rights Agreement (the "Amendment"):

     (1) to lower the threshold for becoming an "Acquiring Person" from 20% beneficial ownership of our outstanding common stock to 15% beneficial ownership; and

     (2) to clarify the ability of the Board of Directors, prior to the time that any person becomes an "Acquiring Person", to lower the threshold for becoming an "Acquiring Person" to not less than 10%.

     The following is a summary description of the Rights Agreement, as amended. This description is only a summary, and is qualified by reference to and should be read together with the complete Rights Agreement, including the Amendment (copies of which are attached hereto as Exhibits 1 and 2, respectively).

     Our Board adopted the Rights Agreement and the Amendment to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a

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
significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our Board. The Rights Agreement and the Amendment should not interfere with any merger or other business combination approved by our Board.

The Rights. One Right has been issued for each outstanding share of common stock. The Rights trade with, and are inseparable from, the common stock. The Rights are evidenced by the same certificates representing shares of common stock. New Rights will accompany any new shares of common stock we issue until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from our Company one eight-hundredth of a share of Preferred Stock, Series A for $67.50, once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by our Board) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

     We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $67.50, purchase shares of our common stock with a market value of $135, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $67.50, purchase shares of the acquiring corporation with a market value of $135 based on the market price of the acquiring corporation's stock prior to such merger.

Preferred Share Provisions.

Each one eight-hundredth of a Preferred Share, if issued:

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

o will entitle holders to a quarterly dividend payment of $.01875 per one eight-hundredth, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $22 per one eight-hundredth or an amount equal to the payment made on one share of common stock, whichever is greater.

o    will have the same voting power as one share of common stock.

o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

o    will be redeemable for $22 per one eight-hundredth.

Expiration. The Rights will expire on April 25, 2006.

Redemption. Our Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended in any manner by our Board without the consent of the holders of the Rights, including lowering the threshold for becoming an "Acquiring Person" to not less than 10% beneficial ownership of our outstanding common stock. However, a person or group may not be caused to become an Acquiring Person by the Board lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

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
     Item 2. Exhibits.
             ---------

     Item 2 to the Form 8-A by the Company is hereby amended and restated to read in its entirety as follows:

Exhibit No.    Description of Document                          Location

    1          Amended and Restated Rights Agreement,           Exhibit 1 to the
               dated as of November 28, 1995 and Amended        Form 8-A/A
               and Restated as of March 28, 2000, between Becton, Dickinson and Company and First
               Chicago Trust Company of New York, as
               Rights Agent. (Incorporated herein by
               reference).

    2          Amendment No. 1, dated as of April 24,           Filed herewith
               2000, to the Amended and Restated Rights
               Agreement.


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

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         BECTON, DICKINSON & COMPANY



Dated: May 11, 2000                      By:  /s/ BRIDGET M. HEALY
                                             -----------------------------------
                                             Name:  BRIDGET M. HEALY
                                             Title: Vice President & Secretary




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
                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

1 Amended and Restated Rights Agreement, dated as of November 28, 1995 and Amended and Restated as of March 28, 2000, between Becton, Dickinson and Company and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference to Exhibit 1 of the Registration Statement on Form 8-A/A filed on April 18, 2000).

2 Amendment No. 1, dated as of April 24, 2000, to the Amended and Restated Rights Agreement.